EXHIBIT 3.4

AMENDMENT TO THE AMENDED AND RESTATED BYLAWS
OF
THE ENSIGN GROUP, INC.

(Effective upon approval of the Board of Directors on March 15, 2024)

Pursuant to Section 3.03 and Article IX of the Amended and Restated Bylaws (the “Bylaws”) of The Ensign Group, Inc., the Bylaws are hereby amended by deleting Section 3.03 in its entirety and replacing such section with the following:

“Section 3.03 Number of Directors. The number of directors to constitute the whole board of directors shall be such number (not less than four nor more than nine) as shall be fixed from time to time by resolution adopted by a majority of the entire board of directors. Directors need not be stockholders. This Section 3.03 may not be altered, amended or repealed except by the board or by the affirmative vote of holders of at least a majority of the outstanding voting stock of the corporation.”